SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) **[X]**

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) **[X]**

SAMMY KABUSHIKI KAISHA & KABUSHIKI KAISHA SEGA
(Names of Subject Companies)

SAMMY CORPORATION & SEGA CORPORATION
(Translation of Subject Companies' Names into English (if applicable))

JAPAN
(Jurisdiction of Subject Companies' Incorporation or Organization)

SEGA CORPORATION
(Names of Persons Furnishing Form)

N/A
(CUSIP Number of Class of Securities (if applicable))

Investor Relations Department
SEGA CORPORATION
2-12, Haneda 1-chome, Ohta-ku
Tokyo 144-8531 Japan
Telephone 81-3-5736-7111

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is a copy of an English summary of the Notice of the 46th Ordinary General Shareholders' Meeting of SEGA CORPORATION as prepared by SEGA CORPORATION and delivered to JP Morgan Chase Bank, as depositary, in connection with certain American Depositary Receipts with respect to the ordinary shares of SEGA CORPORATION pursuant to that certain Deposit Agreement, dated as of March 10, 1993, by and between SEGA CORPORATION and JP Morgan Chase Bank.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X jointly appointing an agent for service of process in connection with the subject transaction was filed by Sammy Corporation and SEGA CORPORATION concurrently with Form CB filed jointly with the Commission on May 19, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

SEGA CORPORATION

H. Oguchi

(Signature)

Hisao Oguchi
President and Representative Director

(Name and Title)

June 7th, 2004

(Date)

Attachment I

The information herein relates to a business combination (the "Transaction") to be effected under Japanese law whereby Sammy Corporation and SEGA CORPORATION (together, the "Companies") will become wholly-owned subsidiaries of a newly formed Japanese corporation (the "Holding Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Companies and the Holding Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Companies, the Holding Company or their respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Companies, the Holding Company or any of their respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Companies or the Holding Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

(Summary Translation) June 11, 2004

SEGA CORPORATION
2-12, Haneda 1-chome
Ohta-ku, Tokyo 144-8531
Hisao Oguchi
President

Notice of Convocation of the 46th Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 46th Ordinary General Meeting of Shareholders (the "Meeting") will be held as stated below. You are respectfully requested to attend the Meeting.

Furthermore, since you are entitled to exercise your voting right by written form in the event that you are unable to attend the Meeting, please see the reference documents herewith and send the voting exercise form, on which you indicate your approval or disapproval of the matters proposed in the following agenda, after affixing your seal impression.

Particulars

1. Date and Time: 10:00 a.m. June 29, 2004
2. Place of the Meeting: 5F floor Main Banquet Hall of the Executive Tower, Shinagawa Prince Hotel, 10-30 Takanawa 4-chome, Minato-ku, Tokyo, Japan

3. Agenda:

Matters to be reported:

Report on the non-consolidated balance sheets as of March 31, 2004, and the business report and the statements of income for the 46th business term (April 1, 2003 to March 31, 2004)

Matters to be resolved:

First Item:	Approval of the Proposed Appropriation of Disposal of losses for the 46th Business Term (April 1, 2003 to March 31, 2004)
Second Item:	Establishment of a Holding Company through a share-for-share exchange
Third Item:	Election of Six Directors
Fourth Item:	Election of Two Corporate Auditors
Fifth Item:	Retirement Allowances for Retiring Directors and Corporate Auditors
Sixth Item;	Election of Additional Accounting Auditor

End

When you attend the Meeting in person, please submit the enclosed voting exercise form to the receptionist at the place of the Meeting.

(Reference)
(Summery of Business Report for the Year Ended March 31, 2004)

1. Review of Operations
(1) Results of Operations
1) Overview of the business performance
In amusement machine sales, the results exceeded the initial target, thanks to the strong demands by newly opened facilities. In amusement center operations, due to the lack of large-scale machines, attracting the customers, the results was slightly short of the initial target. In consumer business, despite sales of some titles far exceeded the initial target, sales of sports titles in North America were sluggish. As a result, total results was below the projection.
Non-consolidated net sales for the fiscal year ended March 31, 2004 was 97.27 billion yen, a 2.8 percent decrease compared with the prior year. Of the non-consolidated net sales, sales in Japan was 85.46 billion yen or increase 8.6 percent over the prior year, and overseas sales was 11.81 billion yen, or down 44.6 percent compared with the previous year.
The Company recorded extraordinary gain of 1.91 billion yen. This was mainly due to the gain on sale of investments in securities of 0.55 billion yen, and gain on repayment by purchase of convertible bonds of 0.51 billion yen.
Meanwhile, the Company accounted extraordinary loss of 2.25 billion yen. This was due primarily to loss on valuation of investments in securities of 0.74 billion yen and loss on valuation of investments in affiliates of 0.9 billion yen.
Accordingly, net income for the year totaled 9.66 billion yen (prior year: net loss of 2.54 billion yen)
During the term under review, the Company continued to dispose of or liquidate the assets to streamline the balance sheets. Total assets as of the end of the term were 151.08 billion yen or decrease 29.56 billion yen compared with the previous fiscal year end. Cash and cash equivalents at the end of the term was 53.8 billion yen (decreased 25.59 billion yen, compared with the previous fiscal year-end). This was due primarily to repayment by purchase of convertible bonds of 34.92 billion yen. Meanwhile, total amount of interest-bearing debts was 37.08 billion yen or decrease .8.06 billion yen and the Company improved its financial position.

2) Overview by Business Segment
<Amusement Machine Sales>
In Japan, an industry trend toward the aggressive establishment of new medium- and large-sized amusement facilities was reflected in strong demand for SEGA's popular standard products including *UFO Catcher 7*, and *Star Horse*. As a result, SEGA exceeded the initial target.
In addition, the newly products with the Company's cutting-edge technologies, including *Outrun 2* and *Star Horse Progress* contributed to the favorable performance.
Thanks to the newly opened facilities, strong demands for *UFO Catcher 7* contributed to the favorable results.
In overseas, the Company was working to expand its markets by popularizing new game concepts, especially multiplayer games. However, this effort is still in progress and overseas sales fell moderately short of the target.

<Amusement Center Operation>
The Company fell short of the initial target in this segment. This decline was attributable in part to the lack of major new products and competitors' newly opened facilities.
The Company's flagship facility, *Tokyo Joypolis*, recorded a favorable results, thanks to the various events and marketing promotions. *Kochu-Oja Mushi-king*, adopted the Company's new business model, combined equipment rental and card sales, contributed to earnings.

<Consumer Business>
During the year under review, the Company sold 8,560 thousand units from a total of 71 SKUs (Projection: 9,380 thousand units from 78 SKUs). By regional segment, sales volume in Japan was 2,770 thousand units from 27 SKUs (projection: 3,230 thousand units from 30 SKUs), while in North America, 4,210 thousand units from 22 SKUs (projection: 4,230 thousand units from 24 SKUs), and 1,580 thousand units from 22 SKUs in Europe (projection: 1,920 thousand units from 24 SKUs).
Some titles including *Blood will tell*, also known *Dororo* in Japan, and *Headhunter2*, originally planned to be released during the year under review, were delayed to the next term.

In Japan, professional football club management simulation game, *Let's make a professional soccer club!3* (PS2), *Let's make a professional baseball team! 2003* (PS2), racing horse development simulation game, *Dabitsuku3 Let's develop a racing horse!* (PS2), *Initial D special stage* (PS2), and *Puyo Pop fever* (PS2 and NGC) showed a favorable sales performance and contributed to the results.

In North America, though some titles repeat orders and newly released entertainment titles including *Sonic Heroes* (PS2, NGC, Xbox), *Sonic Adventure DX* (NGC), *Sonic Adventure 2: Battle* (NGC), *Virtua Fighter 4 Evolution* (PS2) were more than expected, sports titles were far below the target and thus the total results fell short of the initial target.

In Europe, thanks to the favorable repeat orders and sales of entertainment titles such as *Sonic Heroes* (PS2, NGC, and Xbox), *Virtua Fighter 4 Evolution* (PS2) and *Sonic Adventure DX* (NGC), the results exceeded the initial projection.

The Company sold 1,420 thousand units of home-use game software, *Sonic Heroes*, in global basis, breaking down of 150 thousand units in Japan, 850 thousand units in North America, and 420 thousand units in Europe.

Sales by business segment is as follows.

	46th Business Term Ended March 31, 2004		
	Amount (¥millions)	Ratio (%)	YoY Increase (%)
Sales of Amusement Products	62,063 (4,617)	63.8 (4.7)	2.7 (-32.3)
Sales of Consumer Products	25,772 (6,294)	26.5 (6.5)	-21.3 (-53.7)
Subtotal	87,835 (10,912)	90.3 (11.2)	-5.7 (-46.6)
Revenue from Amusement Center Operations	6,858	7.0	92.3
Revenue from Royalties	2,574 (892)	2.7 (0.9)	-21.7 (0.4)
Total	97,268 (11,805)	100.0 (12.1)	-2.8 (-44.6)

Numbers in parentheses are sales or revenue for exportation and included in the numbers not in parentheses.

Research and Development

The Company's R&D subsidiaries develop the home-use game software and software for amusement machines. Parent company develops motherboard for amusement machines, researches mechatronics mechanism, and develops the system. In consumer business, the Company recorded the favorable sales of *Sonic Heroes* (sold 1,420 thousand units), *Let's make a J-LEAGUE Professional Soccer Club! 3*, racing horse development simulation game, *Dabitsuku3 Let's develop a racing horse!*, *Initial D special stage* (PS2), and *Puyo Pop fever*. Other than these game software, the Company's subsidiaries are developing the software to be released next term or after.
In amusement machine business, they are not only developing the new products with new game-concept but focusing on the system development for the coming change of business circumstances.

Tasks Ahead

Since the foundation of the Company, it has been establishing the SEGA brand by releasing the new concept game with cutting-edge technologies in amusement machine sales. In addition, in consumer business, representing *SONIC*, the Company established the international brand, *SEGA*. The Company struggles to improve its profitability by strengthening the capability of the product development, challenges for brand new business field and internationalization.

<Amusement Machine Sales Strategies>

Since its foundation, the Company holds a solid number one position in the industry. As a leading company, the Company struggles to release the innovative products and to revitalize the market. At present, the Company has a capability of providing the various products to meet the customers' demand. The Company will establish the business structure to continuously provide the large-scale new products with cutting-edge technologies.
In overseas, the Company will release the products that received a favorable reputation in Japan, and cultivate the market.

<Amusement Center Operations Strategies>

To improve the profitability at the existing facilities, the Company sets the investment guideline. Based on this guideline, the Company opens the new facilities or renews the existing facilities, and closes the unprofitable facilities. The Company holds a number one position in this category in Japan. From now on, the Company will strive to create the new market.

<Consumer Business Strategies>

Though the Japanese market is expected to continue the severe condition, the markets in Europe and the U.S. are forecasted to expand. Under such circumstances, the Company struggles to reform the consumer business structures. The Company has already strengthened the sales forces by reorganizing. The Company recognizes that the first priority for us is to produce the software attracting the users.

(2) Capital Expenditure

Total amount of capital expenditure for this business term was ¥2.44 billion, which included ¥0.65 billion from purchase of Amusement machines, ¥0.23 billion for investments in amusement facilities.

(3) Financing

During the year under review, the Company did not finance. Along with the maturity of commitment line by banks on August 2003, the company contracted the commitment line (maturity date: September 2006, maximum amount: 10 billion yen) with banks on September, 2003. In addition, of 18 billion yen debenture, the Company repaid 2.45 billion yen. Of 4.5 billion yen of bank loans, the Company repaid 0.6 billion yen. In addition, the Company repaid convertible bonds by purchase of 34.92 billion yen.

(4) Operating results and the Properties

(millions of yen)

	43rd (04/2000-03/2001)	44th (04/2001-03/2002)	45th (04/2002-03/2003)	46th (04/2003-03/2004)
Net Sales	¥192,713	¥106,550	¥100,042	¥97,268
Recurring Profit (Loss)	(17,762)	4,718	1,944	6,998
Net Income (Loss)	(87,240)	(20,766)	(2,536)	9,655
Net Income (Loss) per Share (yen)	(537.20)	(136.27)	(16.39)	62.28
Total Assets	295,492	214,557	180,634	151,078
Net Assets	127,069	79,966	78,631	90,038

(Notes)

1. Net loss per share for 43rd and 44th business terms were calculated on the basis of the number of shares issued including treasury stock as of the end of each business term. Net loss per share for 44th business term was calculated on the basis of the number of shares issued excluding the treasury stock as of the end of the business term. From 45th business term, net loss per share was calculated on the basis of the accounting principle regarding the net income.

2. During 43rd business term, the Company recoded extraordinary losses of 146.26 billion yen caused by loss on disposal of inventory due to the exiting from Dreamcast business. Thus the Company decreased both revenue and income. During 44th business term, net sales decreased 44.7% compared with the previous term, mainly caused by spin off of Amusement center operation. In addition, we accounted ¥33.53 billion of extraordinary loss. Until 43rd business term, the Company accounted treasury stocks in current assets. From 44th business term, the Company accounted its treasury stocks as the item of deduction in Shareholders' equity. As a result, compared with the previous, total assets and net assets were decreased ¥33.59 billion. During 45th business term, the results in amusement machine sales far exceeded the initial projection and the results in amusement center operations was similar to the projection. However, in consumer business the results were below the projection. Though net sales decreased compared with the previous year, net loss narrowed due to the decrease of extraordinary loss. 46th business results were as described.

2. Overview of the Company (as of March 31, 2004)

(1) The Company's Principal Businesses

The principal businesses of the Company are as follows:

Business Segment	Principal Products and Goods
Amusement Machine Sales	Video games, medal games, prize games, vending machines, money changers, and IC motherboards
Consumer Business	Home-use game software
Revenue from Amusement Facilities	Revenue from fare receipt of amusement machines in facilities
Revenue from Royalties	Revenue from license fees

(2) Major offices

Head Office	2-12 Haneda 1-chome, Ohta-ku, Tokyo, Japan
Head Office No. 3	12-14 Higashi-kojiya 2-chome, Ohta-ku, Tokyo, Japan

(3) Status of Shares

1) Total number of shares authorized: 600,000,000 shares
2) Total number of shares issued: 174,945,690 shares
3) Number of shareholders: 98,515 (decreased 1,596, compared with previous term-end)
4) Principal shareholders

Shareholders	Investment in the Company		Investment by the Company	
	Number of shares owned (thousand)	Percentage of voting rights	Number of shares owned (thousand)	Percentage of voting rights
Sammy Corporation	39,248	25.4	-	-
SEGA CORPORATION (treasury stock)	19,912	-	-	-
Japan Securities Finance Co., Ltd.	4,924	3.2	-	-
S. S. Planning Co., Ltd.	4,680	3.0	-	-
Japan Trustee Service Bank, Ltd. (Account in trust)	3,636	2.4	-	-
The Master Trust Bank of Japan, Ltd. (Account in Trust)	3,388	2.2	-	-
O.S.Capital Co., Ltd.	3,384	2.2	0	3.1
Bank of New York for Goldman Sachs International (Equity)	2,874	1.9	-	-
Hayao Nakayama Foundation for Science & Technology and Culture	2,400	1.6	-	-
Sumitomo Mitsui Banking Corporation	2,000	1.3	-	-

(Note) Treasury stock does not have voting rights.

(4) Acquisition, disposal or holding of treasury stocks

1) Shares acquired: 7,875 shares
Acquisition Cost: ¥8 million

2) Disposal of Shares
None

3) Number of treasury stocks as of March 31, 2004: 19,912,236 shares
(Note) Above shares include 800 shares of indirect holding shares.

(5) Issuance of Stock Acquisition Rights

In accordance with the resolution at the meeting of shareholders' held in June 27, 2002, the Company issued stock acquisition rights on July 25, 2002. Details are as follows.

1) Stock Acquisition Rights Already Granted
<No. 1 Stock Acquisition Rights>
Along with the resolution at the 44th ordinary general meeting of shareholders held on June27, 2003, the Company issued the stock acquisition rights. The details of it are as follows.
   1. Number of Stock Acquisition Rights
      4,720 units (100 shares per unit)
   2. Number of shares for stock acquisition rights
      472,000 shares
   3. Issue price of stock acquisition rights
      Free

2) Newly issued stock acquisition rights during the term under review
<No. 2 Stock Acquisition Rights>
   1. Number of Stock Acquisition Rights
      2,500 units (100 shares per unit)
   2. Number of shares for stock acquisition rights
      250,000 shares
   3. Issue price of stock acquisition rights
      Free
   4. Conditions for exercise
      -Exercise price per share: 2,465 yen
      -Terms for exercise: June 1, 2003 through May 31, 2006

-A person allotted the stock acquisition rights must be a director or employee of the Company or the Company's subsidiaries at the time of exercise. In case that he or she retired, he or she can exercise the rights if the board of the meeting of the Company permits.
-No transferable
-A person allotted the rights can exercise them in line with the business achievement.

5. Details of Advantageous conditions
To boost the morale and to secure the human resources, the Company issued the stock acquisition rights for directors and employees of the Company and its subsidiaries for free.

6. Name and number of stock acquisition rights granted
Directors of the Company: None.
Employees of the Company,, directors and employees of the subsidiaries (Top 10)

Name	Number of Stock acquisition rights	Note
Tsutomu Akazawa	5	Employee of SEGA WOW Inc.
Mikitaka Asai	5	Employee of Amusement Vision
Nomutaka Arii	5	Employee of Hitmaker
Akihito Awano	5	Employee of SEGA CORPORATION
Hiroshi Ando	5	Employee of SEGA WOW Inc.
Takashi Iezumi	5	Employee of Hitmaker
Hiromitsu Izawa	5	Employee of Sega Amusement
Nobuo Ishii	5	Employee of SEGA WOW
Yasuo Ishikawa	5	Employee of SEGA CORPORATION
Naoto Ishizu	5	Employee of SEGA CORPORATION

	Number of Stock Acquisition Right Units	Number of shares for the rights	Number of persons granted the rights
Employees of the Company	680	68,000 shares	184
Directors of the subsidiaries	5	500 shares	1
Employees of the subsidiaries	1,815	181,500 shares	516

<No. 3 Stock Acquisition Rights>

1. Number of Stock Acquisition Rights
37,757 units (100 shares per unit)
2. Number of shares for stock acquisition rights
3,775,700 shares
3. Issue price of stock acquisition rights
Free
4. Conditions for exercise
-Exercise price per share: 1,025 yen
-Terms for exercise: June 1, 2004 through May 31, 2007
-A person allotted the stock acquisition rights must be a director or employee of the Company or the Company's subsidiaries at the time of exercise. In case that he or she retired, he or she can exercise the rights if the board of the meeting of the Company permits.
-No transferable
-A person allotted the rights can exercise them in line with the business achievement.
5. Details of the Advantageous conditions
To boost the morale and to secure the human resources, the Company issued the stock acquisition rights for directors and employees of the Company and its subsidiaries for free.
6. Name and number of stock acquisition rights to be granted
Directors of the Company: None.

For the Directors of the Company

Name	Number of stock acquisition right unit
Hisao Oguchi	3,000
Hideki Sato	1,300
Tetsu Kayama	1,000

Akira Nagai	1,300
Hisashi Suzuki	1,000
Total	7,600

For Directors of the Company (top 10)

Name	Number of Stock Acquisition Right Units	Company name
Keiji Mori	1,000	Employee of SEGA CORPORATION
Hideki Okamura	1,000	Employee of SEGA CORPORATION
Yasuo Tazoe	700	Employee of SEGA CORPORATION
Yuji Naka	700	Employee of SEGA CORPORATION
Akira Sugano	700	Employee of SEGA CORPORATION
Masanao Maeda	400	Employee of SEGA CORPORATION
Toshihiro Nagoshi	400	Employee of SEGA CORPORATION
Yu Suzuki	300	Employee of SEGA CORPORATION
Toshiya Tabata	300	Employee of SEGA CORPORATION
Hidekazu Yukawa	300	Employee of SEGA CORPORATION

Breakdown of grated stock acquisition rights for employees of the Company, directors of the subsidiaries, and employees of the subsidiaries

	Number of granted stock acquisition right units	Number of shares for the rights	Number of persons granted the rights
Employees of the Company	13,614	1,361,400	447
Directors of the subsidiaries	6,890	689,000	42
Employees of the subsidiaries	9,653	965,300	842

<No. 4 Stock Acquisition Rights>

Along with the resolution at the 45th ordinary general meeting of shareholders held on June27, 2003, the Company issued the stock acquisition rights. The details of it are as follows.

1. Number of stock acquisition rights
   3,588 units (100 shares per unit)
2. Number of Shares for the rights
   358,800 shares
3. Issue Price
   Free
4. Conditions for exercising the rights
5. Details of advantageous conditions
   To boost the morale and to secure the human resources, the Company issued the stock acquisition rights for directors and employees of the Company and its subsidiaries for free.
6. Name and number of granted stock acquisition right unit

Directors of the Company

Name	Number of stock acquisition right unit
Hajime Satomi	1,500
Yoshiharu Suzuki	1,000
	Total 2,500

For Employees (Top 10)

Name	Number of Shares	Company
Hideaki Irie	300	Director of Sega of America, Inc.
Naoya Tsurumi	100	SEGA CORPORATION
Masanori Ogata	30	SEGA CORPORATION
Toshitsugu Kanari	30	SEGA CORPORATION
Takashi Sugita	30	SEGA CORPORATION
Haruo Noda	30	SEGA CORPORATION
Nobuto Fukushima	24	SEGA CORPORATION
Satoru Akamatsu	15	SEGA CORPORATION
Nobuhiko Ishihara	15	SEGA CORPORATION
Hiroshi Uemura	15	SEGA CORPORATION

Breakdown of grated stock acquisition rights for employees of the Company, directors of the subsidiaries, and employees of the subsidiaries

	Number of granted stock acquisition right units	Number of shares for the rights	Number of persons granted the rights
Employees of the Company	788	78,800	68
Directors of the subsidiaries	300	30,000	1
Employees of the subsidiaries	0	0	0

(6) Employees

	Number of Employees	Increase (Decrease) compared with the previous year-end	Average Age	Average of Service years
Male	697	(39)	36.4	9.2
Female	117	2	31.2	6.3
Total or Average	814	(37)	35.7	8.8

(Notes)

1. Above figures include temporary employees (8 males and 8 females).
2. In addition to the above, the Company employs 273 part-time workers as of March 31, 2004.

(7) Principal Sources of Borrowings

Aozora Bank Ltd. (¥2,700 million)
The Bank of Yokohama Ltd. (¥1,200 million)
O.S.Capital U.S.A. Ltd. (¥739 million)

(8) Group Companies

1) Relation with Sammy Corporation

Sammy Corporation holds 39,248,600 shares with 25.4% of total voting rights. Hajime Satomi, president and representative director of Sammy Corporation, holds the position of chairman and representative director of the Company, and holds 275,300 shares of the Company or 0.2% of the Company's voting rights.

2) Principal Consolidated Subsidiaries

Company Name	Paid-in Capital	Ratio of Voting rights	Principle businesses
SEGA Holdings U.S.A, Inc.	$ 0 thousand	100%	Management of the Business in the U.S.
Sega Amusements U.S.A., Inc.	$ 0 thousand	100 (note 1)	Import and sale of amusement machines
Sega of America, Inc.	$41,900 thousand	100 (note 1)	Import, sale and develop of Consumer products
Visual Concepts Entertainment, Inc.	$3,008 thousand	100 (note1)	R&D of Game software
Sega.com Inc.	$ 0 thousand	100	Online infrastructure business for games

Sega Europe Ltd.	302,402 thousand GBP	100	Headquarter in Europe and import and sale of consumer products in the U.K.
Sega France S.A.	38 thousand euro	100 (note 2)	Import and sale of consumer products in France
SEGA Gesellschaft fur Videospiele GmbH	1,533 thousand euro	100 (note 2)	Import and sale of consumer products in Germany
Sega Consumer Products S.A.	1,502 thousand euro	100 (note 2)	Import and sale of consumer products in Spain
Sega Amusements Europe Ltd.	21,620 thousand GBP	100 (note 2)	Import, manufacture and sale of amusement machines
JPM International Ltd.	8,202 thousand GBP	100 (note 2)	Develop, manufacture and sale of gaming machines
Ace Coin Equipment Ltd.	585 thousand GBP	100 (note 2)	Develop, manufacture and sale of gaming machines
Crystal Leisure Ltd.	259 thousand GBP	100 (note 2)	Develop, manufacture and sale of gaming machines
Sega Toys, Ltd.	518 million yen	60.3	Develop, manufacture and sale of toys
SEGA R&D Holdings Inc.	810 million yen	100	Holding company of R&D subsidiaries
SEGA WOW Inc. (Note 4)	365 million yen	100 (note 3)	R&D for game software
Hitmaker Ltd.	190 million yen	100 (note 3)	R&D for game software
Amusement Vision Ltd.	110 million yen	100 (note 3)	R&D for game software
Smilebit Corporation	220 million yen	100 (note 3)	R&D for game software
Sonicteam Ltd.	80 million yen	100	R&D for game software
United Game Artists Ltd.	40 million yen	100 (note 3)	R&D for game software
DigitalRex Co., Ltd.	100 million yen	100 (note 3)	R&D for game software
Sega-AM2 Co., Ltd.	102 million yen	100 (note 3)	R&D for game software
Wavemaster Inc.	12 million yen	85.3	R&D for game software
Sega Amusement Ltd.	1,000 million yen	100	Operation of amusement facilities
Sega Logistics Service Ltd.	200 million yen	100	Logistics
Sega Music Networks Co., Ltd.	400 million yen	100	Publication of the content for information devices

(Notes)

1. SEGA Holding U.S.A., Inc. holds hundred percent of shares outstanding of Sega Amusements, U.S.A., Inc., Sega of America, Inc., and Visual Concepts Entertainment, Inc.
2. Sega Europe Ltd holds hundred percent of shares outstanding of Sega France S.A., SEGA Gesellschaft fur Videospiele GmbH, Sega Consumer Products S.A., Sega Amusements Europe Ltd., JPM International Ltd., Ace Coin Equipment Ltd., and Crystal Leisure Ltd.
3. SEGA R&D Holdings holds hundred percent of shares outstanding of SEGA WOW, Hitmaker, Amusement Vision, Smilebit, Sonicteam, United Game Artists, DigitalRex, and SEGA-AM2.
4. SEGA WOW Inc (formerly WOW Entertainment Inc.) changed its company name on October, 2003.

3) Other Significant Group Company

Company	Paid-in Capital	Ratio of Voting Rights	Principle Businesses
TMS Entertainment Inc.	8,816 million yen	24.3%	Plan and produce animations (for TVs and movies)

4) Status of Group Companies During the Year Ended March 31, 2004

The Company acquired 1.4% of total number of shares issed of TMS Entertainment Inc. on July 2003. As a result, the Company holds 24.3% of TMS's total number of shares issued.

During the year under review, the Company reorganized the R&D studios business structures. On October 2003, Sega Rosso and Hitmaker merged into Hitmaker Co. Ltd., and Overworks and Wow Entertainment merged into SEGAWOW Inc. The department of the Company spin off and established DigitalRex Inc. On December 2003, the Company established SEGA R&D Holdings, Inc, and eight R&D subsidiaries in Japan became its wholly owned subsidiaries.

On December 2003, the Company acquired 7.2% of total number of shares issued of Sega Toys Ltd. As a result, the Company holds 65.7% of Sega Toys' total number of shares issued.

5) Consolidated Business Performance
As of March 31, 2004, SEGA holds 42 consolidated subsidiaries, and four affiliated companies accounted for used by equity method. Consolidated net sales, and net income, for the year ended March 31, 2003 were ¥191.26 billion (decreased 3.0% compared with the previous year) and ¥8.76 billion yen (increased 186.8% YoY), respectively.

(9) Directors and Auditors

Title	Name	Responsibilities or other positions
Chairman and Representative Director	Hajime Satomi	President and representative director of Sammy Corporation
President and Representative Director	Hisao Oguchi	
Vice Chairman and Director	Hideki Sato	
Directors	Tetsu Kayama	
	Akira Nagai	
	Hisashi Suzuki	
	Yoshiharu Suzuki	President and representative director of Sammy Amusement Service Co., Ltd.
Standing Auditors	Kazutada Ieda	
	Iwao Nishi	
Auditors	Kinsuke Miyazaki	Certified Tax Accountant
	Yoshiyasu Gemma	

(notes)
1. At the 45th ordinary general meeting of shareholders, Hisao Oguchi, president and representative director of the Company and Makoto Kaneshiro were elected as directors, and Yoshiji Fukushima, Chairman and director of the Company, and Muneaki Masuda, director of the Company, resigned.
2. As of June 27, 2003, Hideki Sato, president and representative director of the Company, assigned as chairman and director, Tetsu Kayama, representative director, assigned as director and Akira Nagai, representative director assigned as director.
3. As of February 16, 2004, Masahiro Aozono and Makoto Kaneshiro, both directors, resigned.
4. At the extraordinary shareholders' meeting held on February 17, 2004, Hajime Satomi and Yoshiharu Suzuki were newly elected as directors.
5. As of February 17, 2004, Hideki Sato, chairman and director, assigned as Vice Chairman and director.
6. Kinsuke Miyazaki and Yoshiyasu Gemma were outside auditors of the Company.

Non-consolidated Balance Sheets

SEGA CORPORATION

As of March 31, 2004

(millions of yen)

ASSETS	2004.3
Current Assets:	
Cash and time deposits	53,799
Notes and accounts receivable	13,646
Inventories	5,242
Other current assets	11,336
Less allowance for doubtful accounts	(520)
Total current assets	83,510
Property and Equipment	
Amusement machines and facilities	817
Building and structure	10,354
Land	8,968
Others	2,208
Total property and equipment	22,350
Intangible Fixed Assets	3,126
Investments and Advances	
Investments in securities	7,150
Fixed Leasehold deposits	1,999
Other investments	53,568
Less allowance for doubtful accounts	(12,790)
Reserve for valuation loss of investments in securities	(7,962)
Total investments and advances	41,967
Deferred Charges	122
Total Assets	151,078

LIABILITIES	
Current Liabilities:	
Notes and accounts payable	**10,047**
Short-term bank loans	**739**
Current portion of long-term bank loans	**600**
Current portion of debentures	**2,900**
Current portion of convertible bonds	**10,080**
Accrued expenses	**7,475**
Income taxes payable	**53**
Other current liabilities	**2,024**
Total current liabilities	**33,923**
Long-Term Liabilities	
Debentures	**12,650**
Convertible bonds	**6,806**
Long-term debt	**3,300**
Deferred income taxes	**1,018**
Accrued employees' retirement benefits	**2,511**
Accrued retirement benefits for directors and corporate directors	**85**
Other	**744**
Total long-term liabilities	**27,115**
Total Liabilities	**61,039**
Shareholders' Equity	
Common stock	**127,582**
Additional paid-in capital	**2,171**
Retained earnings	**(1,285)**
Adjustment of revaluation of land	**(6,265)**
Unrealized gain on investments in securities	**1,485**
Treasury stock	**(33,649)**
Total Shareholders' Equity	**90,038**
Total liabilities, minority interests in consolidated subsidiaries and shareholders' equity	**151,078**

Non-consolidated Statements of Income (For the year ended March 31, 2004)

(millions of yen)

	Amount
Operating Revenue	
Goods and products sales	87,835
Revenue from Amusement facilities	6,858
Revenue from loyalty	2,574
Total	**97,268**
Operating Expenses	
Cost of goods and products sales	67,831
Cost of amusement facility operations	4,020
Sales, general and administrative expenses	19,293
Total	**91,144**
Operating income	**6,124**
Non-operating income	
Interest income	246
Dividend income	1,632
Income from administration charge to affiliates	1,041
Other income	537
	3,459
Non-operating expenses	
Interest expenses	192
Amortization of bond issue expenses	594
Loss on foreign exchange	693
Loss from investments in securities	145
Expenses on administration charge to affiliates	611
Other expenses	347
Recurring profit	**2,584**
Extraordinary Income	
Gain on sale of fixed assets	547
Gain on disposal of donated assets	33
Reversal of provision for doubtful accounts	680
Gain on redemption of convertible bonds by purchase	509
Others	138
Total	**1,909**
Extraordinary loss	
Loss on disposal of property and equipment	78
Loss on sale of investments in securities	30
Loss on revaluation of investments in securities	744
Loss on revaluation of investments in affiliates	899
Provision for allowance for investment losses	212
Other extraordinary loss	286
Total	**2,251**
Income before income taxes	**6,655**
Income taxes	(3,000)
Net Income	9,655
Unappropriated losses from the previous year	10,942
Reversal of adjustment on revaluation of land	0
Unappropriated losses	1,285

Approval of the Proposed Appropriation of Losses for the 46th Business Term
PROPOSAL FOR DISPOSAL OF LOSSES
THE 46 TH BUSINESS TERM (THE YEAR ENDED MARCH 31, 2004)

Undisposed losses at the end of the fiscal year	**1,285,869,008 yen**
The above shall be disposed of as follows:	
Losses carried forward	**1,285,869,008 yen**

Reference Materials to Assist Shareholders in Exercising Their Vote

1. Total number of voting rights owned by shareholders: 1,542,256 units

2. Matters to be resolved and related information;

First Item: Approval of the Proposed Appropriation of Losses for the 46th Business Term
As described in business report, this is the first year to record net income in six years. However, net income for the year was not enough to offset the deficit. Thereafter the Company will carry forward the loss to the next term and regrettably, dividends will be passed.

Second Item: Establishment of a Holding Company through a share-for-share exchange
1. Reasons that the establishment of a holding company is required
Sammy and SEGA have reached an agreement on the Business Combination for the purpose of maximizing corporate value by combining the management resources and maximizing synergistic benefits in order to further strengthen their position as a globally integrated entertainment company.
Sammy and SEGA have minimal overlap and competition with each other's businesses and are expected to achieve complementary results. The Business Combination aims to harmonize both companies' technical development capabilities with Sammy's high growth potential and profitability, and SEGA's globally renown brand name, while concurrently pursuing synergistic benefits and business efficiencies in order to accelerate both companies' international business development, thereby enabling both companies to fortify their combined presence as an integrated entertainment company.

2. Share-for-share exchange
The Company and Sammy discussed the share exchange ratio with financial advisors. Accordingly, the Company and Sammy concluded that 0.28 holding company share will be allotted in exchange for each SEGA share and one holding company share will be allotted in exchange for each Sammy share. This contract was approved at each company's board of the meeting held on May 18, 2004.

3. Share allocation for each company's shareholders
0.28 holding company share will be allotted in exchange for each SEGA share.

4. Paid-in Capital and Capital Reserve of SEGA SAMMY HOLDINGS
1) Paid-in capital: 10 billion yen
2) Capital reserve: Total net assets of the Company and Sammy less 10 billion yen (The amount of paid-in capital is described above) as of the date of share-for-share exchange

5. Date of share-for-share exchange
October 1, 2004

6. Dividends
The Company decided to forego the payment of annual and interim dividends and Sammy decided to pay 50 yen per share for the shareholders listed on shareholders' list as of March 31, 2004. In addition, Sammy will pay the interim dividends for its shareholders listed on shareholders' list as of September 30, 2004 (40 yen per share).

(8) Directors of the Holding Company to Be Established
SEGASAMMY HOLDINGS INC is to have seven directors

Name (date of birth)	Carrier and other titles at other companies	Number of shares held
Hajime Satomi (January 16, 1942)	March, 1980: President and Representative Director of Sammy Corporation (present position) October, 2002: Chairman, representative director, and CEO of Sammy Holding Co., Inc. (present position) November 2003: Chairman and director of Sammy Networks Co., Ltd.	SEGA CORPORATION 275,300 Sammy Corporation 24,165,585

	February, 2004: Chairman and representative director of the Company	
Hisao Oguchi (March 5, 1960)	April, 1985: Employed by the Company May 1993: General manager of No. 3 AM R&D Division April 2000: President and representative director of Hitmaker Co., Ltd. June 2000: Corporate officer of the Company June 2002: Senior Corporate Officer September 2002: Senior Corporate officer and general manager of product lineup May 2003: Chairman and CEO of SEGA of America, Inc (present position) May 2003: President and CEO of SEGA HOLDINGS, U.S.A., Inc (present position) May 2003: Chairman and CEO of SEGA Enterprises, Inc. (U.S.A.) (Present position) June 2003: Director of Visual Concepts Entertainment Inc (present position) June 2003: President and representative director of the Company (present position) July 2003: Chairman and CEO of Sega Europe Ltd. (present position)	SEGA CORPORATION 10,000 Sammy Corporation 0
Keishi Nakayama (July 23, 1942)	September 1984: Employed by Sammy Corporation and general manager of administrative department April 1992: Director and Executive general manager of president office January 1995: Managing director and executive general manager of president office June.1995: Managing director responsible for president office March 2003: Director of Sammy Design Corporation April 2003: Managing director responsible for Planning division and president office. October 2003: Director of Sammy Golf Entertainment Inc. March 2004: Senior managing director responsible for President office (present position)	SEGA CORPORATION 0 Sammy Corporation 284,550
Kiyofumi Sakino (April 21, 1947)	June 1999: Employed by Sammy Corporation and director and executive general manager of administrative division June 2000: Managing director and executive general manager responsible for Amusement business division June 2001: Managing director and executive general manager responsible for administrative division and auditors' room April 2003: Managing director and executive general manager of administrative responsible for auditors' room April 2004: Managing director responsible for administrative division and auditors' room (president office)	SEGA CORPORATION 0 Sammy Corporation 33,000
Hideki Okamura (February 1, 1955)	January 1987: Employed by SEGA CORPORATION June 1997: Director and deputy executive general manager of consumer business division and general manager of Saturn Business division June 1998: Corporate officer and general manager of Saturn Business division June 2000: Director responsible for Dreamcast business division June 2002: Executive vice president and representative director of Digicube Co., Ltd. June 2003: Senior Executive Officer responsible for Consumer business (present position) October 2003: Director of Sega of America, Inc. (present position) October 2003: Director of Sega Enterprises, Inc. (U.S.A.) (present position) February 2004: Director of Sega Europe Ltd. (present position)	SEGA CORPORATION 700 Sammy Corporation 0
Kenkichi Yoshida (February 2,	January 1995: Employed by Sammy Corporation and general manager of SP business division	SEGA CORPORATION 0

1962)	June 2000: Senior executive officer and executive general manager of SP R&D division October 2000: Director and executive general manager of SP R&D division August 2001: Director of SI Electronics, Ltd. (present position) April 2002: Director and Executive general manager responsible for SP R&D division June 2002: Director of Rodeo (present position) July 2002: Director responsible for product management and executive general manager of R&D division March 2003: Director of Sammy Net Works (present position) June 2003: Director of IP4, Inc. (present position) July 2003: Director of Sammy Holding Co., Inc (present position) July 2003: director of Sammy Studios Inc. April 2004: Managing director responsible for product management and executive general manager of R&D division	Sammy Corporation 39,000
Yasuo Tazoe (June 22, 1944)	April 1968: Employed by SEGA CORPORATION June 1991: Director June 1997: Managing Director June 1998: Senior corporate officer January 2004: President and representative director of Sega Amusement Co., Ltd. (present position) January 2004: President of Sega Amusement Taiwan Ltd. (present position)	SEGA CORPORATION 46 Sammy Corporation 0

(8) Auditors of a Holding Company to be established

SEGASAMMY HOLDINGS INC is to have four auditors

Name (date of birth)	Carrier and other titles at other companies	Number of shares held
Kazutada Ieda (November 8, 1937)	July 1989: Executive general manager of accounting department of the Company October 1994: Director and Executive general manager of administrative department July 1997: Statutory Auditor of the Company (present position)	SEGA CORPORATION 5,122 Sammy Corporation 0
Akio Onisako (March 5, 1934)	April 1960: Admitted to bar April 1962: Opened Naniwa Law Office March 1980: Chairman of Japan Federation of Bar Associations April 1999: Executive vice president and representative director of the Resolutions and Collections Corporation August 1999: President and representative director of the Resolutions and Collections Corporation	SEGA CORPORATION 0 Sammy Corporation 0
Ryoichi Arai (February 13, 1937	June 1997: Director and executive general manager of administrative department June 1999: Statutory Auditor of Sammy Corporation (present position)	SEGA CORPORATION 0 Sammy Corporation 18,000
Hisao Hirakawa (June 24, 1943)	June 1994: Director of Marusan Securities June 1996: Managing director of Marusan Securities June 2001: President and representative director of Marusan Finance June 2003: Managing director of Marusan Securities	SEGA CORPORATION 0 Sammy Corporation 300

(10) Alternate auditor of SEGASAMMY Holdings Inc.

Name (date of birth)	Carrier and other titles at other companies	Number of Holding Shares
Mineo Enomoto (December 12, 1950)	April 1978: Admitted to bar May 2000: Opened Mineo Enomoto Law Office	SEGA CORPORATION 0 Sammy Corporation 2,700

(11) Compensations for directors and auditors

Total amount of compensation for all directors will be less than 400 million yen and those for auditors will be less than 50 million yen per year

(12) Accounting auditor of SEGASAMMY Holdings

Name of the Audit Corporation: KPMG Azsa&Co.

Address of its Offices

1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

Composition of the staff: Certified Public Accountants: 1,718, Assistant CPAs: 680, Other Staff: 737

Offices in Japan: 32

(13) Co-establishment of the holding company with Sammy Corporation

The Company is establishing the holding company with Sammy Corporation, which will be a parent company of both companies. The details of Sammy are as follows.

Name	Sammy Corporation
Address	2-23-2 Higashi-ikebukuro Toshima-ku, Tokyo
Date of Incorporation	November 1, 1975
Paid-in capital	15,374 million yen
Businesses	Develop, manufacture and sell of Pachislot machines, pachinko machines, or related equipment, arcade machines, home-use game software

Representative	President and Representative Director: Hajime Satomi
Number of Employees	1,006

3. Share-for-Share Exchange Ratio
The details of stock exchange ratio are as follows.
The Company and Sammy concluded that each company should consider the stock exchange rate independently for securing the shareholders' profit, and assigned the financial advisers. The Company assigned Daiwa Securities SMBC Co., Ltd. and it analyzed the stock exchange ratio in terms of Discounted Cash Flows method and other methods that Daiwa applied for valuation.
The Company and Sammy discussed the share exchange ratio with financial advisors. Accordingly, the Company and Sammy concluded that 0.28 holding company share will be allotted in exchange for each SEGA share and one holding company share will be allotted in exchange for each Sammy share. This contract was approved at each company's board of the meeting held on May 18, 2004.

Non-consolidated Balance Sheets

Sammy Corporation

As of March 31, 2004

(millions of yen)

ASSETS	2004.3
Current Assets:	
Cash and deposits	53,158
Notes receivable	36,463
Accounts receivable-trade	46,534
Allowance for doubtful accounts	(459)
Inventories	16,395
Deferred taxes-current	9,610
Deposit for lawsuit	5,000
Others	7,169
Total current assets	173,871
Non-current Assets	
Property and equipment	
Building	4,629
Machinery and equipment	2,295
Land	2,922
Software	1,075
Construction in progress	5,765
Others	1,950
Total property and equipment	18,639
Investments and Other Assets	
Investment securities	18,097
Investments in subsidiaries and affiliates	56,166
Long-term loan to subsidiaries and affiliates	4,786
Lease deposits	1,494
Time deposits	9,000
Deferred taxes non-current	-
Others	2,918
Allowance for doubtful accounts	(2,969)
Total investments and advances	83,766
Total non-current assets	102,405
Total Assets	276,277

LIABILITIES	
Current Liabilities:	
Short-term loans and current portion of long-term debt	1,800
Notes payable	29,966
Accounts payable-trade	18,539
Accounts payable-other	12,147
Income taxes payable	29,549
Accrued liabilities	3,159
Accrued employees' bonuses	1,233
Others	217
Total current liabilities	96,613
Long-Term Liabilities	
Long-term debt, less current portion	600
Severance and retirement allowance	1,796
Bonds payable	55,000
Deferred tax liabilities non-current	2,877
Others	2,863
Total non-current liabilities	63,136
Total liabilities	159,750
Shareholders' Equity	
Common stock	15,374
Additional paid-in capital	16,364
Legal reserve	310
Retained earnings-appropriated	55,185
-unappropriated	34,782
Net unrealized holding gains on securities	10,024
Treasury stock, at cost	(15,515)
Total Shareholders' Equity	116,526
Total liabilities and shareholders' equity	276,277

Sammy Corporation Non-consolidated Statements of Income (For the year ended March 31, 2004)

(millions of yen)

	Amount
Operating Revenue	
Revenue	**227,174**
Operating Expenses	
Cost of sales	106,579
Sales, general and administrative expenses	47,898
Total	**154,477**
Operating income	**72,696**
Non-operating income	
Interest and dividend income	261
Other income	215
Total	**476**
Non-operating expenses	
Interest expenses	(178)
Amortization of bond issue expenses	(641)
Loss on foreign exchange	(140)
Other expenses	(771)
Total	**(1,732)**
Recurring profit	**71,440**
Extraordinary Income	
Gain on sale of fixed assets	7
Gain on sale of business unit	169
Gain on sale of investments in securities	3
Total	180
Extraordinary loss	
Loss on disposal of property and equipment	(209)
Loss on sale of investments in securities	(174)
Loss on revaluation of investments in affiliates	(270)
Bad debt expenses	(2,496)
Other extraordinary loss	(235)
Total	(3,387)
Income before income taxes	**68,233**
Income taxes- current	41,000
- deferred	(7,632)
Net Income for the Year	34,866
Unappropriated retained earnings at beginning of the year	1,916
Interim dividend	1,978
Loss of disposal of treasury stock	(21)
Unappropriated retained earnings at end of the year	34,782

Third Item: Election of Six Directors

At the end of the Meeting, all member of board of directors will expire their terms. The Company requests appointment of six directors.

The nominees for the directors are as follows.

Name (date of birth)	Carrier	Number of holding shares
Hajime Satomi (January 16, 1942)	November, 1975: Founder and Director of Sammy Corporation March, 1980: President and Representative Director of Sammy Corporation (present position) October, 2002: Chairman, representative director, and CEO of Sammy Holding Co., Inc. (present position) December, 2003: Executive Advisor of the Company February, 2004: Chairman and representative director of the Company (present position)] **Other titles** President and representative director of Sammy Corporation	275,300
Hisao Oguchi (March 5, 1960)	April, 1985: Employed by the Company May 1993: General manager of No. 3 AM R&D Division April 2000: President and representative director of Hitmaker Co., Ltd. June 2000: Corporate officer of the Company June 2002: Senior Corporate Officer of the Company September 2002: Senior Corporate officer and general manager of product portfolio of the Company June 2003: President and representative director of the Company (present position)	10,000
Yoshiharu Suzuki (May 19, 1953)	November 1992: Employed by Sammy Corporation and Deputy executive general manager of amusement business and general manager of amusement development division of Sammy June 1994: Director and deputy executive general manager of Amusement business June 2000: Resigned the position of director of Sammy Corporation June 2001: Director of Sammy Corporation responsible for Amusement Business April 2002: Director and Executive general manager of Amusement and NEWS business division of Sammy Corporation June 2002: Managing director responsible for Amusement business division and executive general manager of Amusement/NEWS business division (present position) October 2002: Chairman and representative director of Sammy Europe Limited. (present position) April 2003: President and representative director of Sammy Amusement Service Co., Ltd. (present position) February 2003: Director of the Company (present position) **Other titles** President and representative director of Sammy Amusement Service Co., Ltd. Chairman and representative director of Sammy Europe Limited.	0
Hideki Okamura (February 1, 1955)	January 1987: Employed by the Company June 1997: Director and deputy executive general manager of consumer business division and general manager of Saturn Business division	700

	June 1998: Corporate officer and general manager of Saturn Business division June 2000: Director responsible for Dreamcast business division June 2002: Executive vice president and representative director of Digicube Co., Ltd. June 2003: Senior Executive Officer responsible for Consumer business (present position)	
Yasuo Tazoe (June 22, 1944)	April 1968: Employed by the Company June 1991: Director June 1997: Managing Director June 1998: Senior corporate officer January 2004: President and representative director of Sega Amusement Co., Ltd. (present position)	46
Akira Sugano (March 8, 1964)	December 1998: Manager of Corporate Planning Division of the Company June 2000: Corporate Officer responsible for Group Business Strategies June 2002: Senior corporate officer and executive general manager of financing and accounting division of the Company February, 2004: Senior corporate officer, executive general manager of financing accounting division, general manager of corporate planning division, and executive general manager of president office (present position)	10,200

(Note) The Company and nominees do not have any interest with each other.

<u>Fourth Item</u>: Election of Two Corporate Auditors

At the end of the meeting, four auditors' terms are to be expired. The Company requests the election of two auditors. The nominees for auditors are as follows.

Name (date of birth)	Carrier	Number of shares owned
Ryoichi Arai	June 1997: Employed by Sammy Corporation and advisor for administration division June 1997: Director and Executive general manager of administration division June 1999: Statutory Auditor of Sammy Corporation (present position)	0
Mineo Enomoto	April 1978: Admitted to bar May 2000: Opened Minio Enomoto Law Office	0

(Note) The Company and nominee do not have any interest with each other.

Fifth Item: Retirement Allowances for Retiring Directors and Corporate Auditors

At the end of the meeting, directors (Hideki Sato, Tetsu Kayama, Akira Nagai, and Hisashi Suzuki) and auditors (Kinsuke Miyazaki and Yoshiyasu Gemma), will resign their positions. To reward their services, the Company requests to grant the retirement allowances for them based on the Company's regulation.

In addition, the Company requests to leave entirely to the board meeting and auditors.

The profiles of retiring directors and auditors are as follows.

Name	Profile
Hideki Sato	July, 1989: Director of the Company June, 1993: Managing Director of the Company June, 1998: Senior Corporate Officer of the Company June, 2000: Senior Managing Director of the Company November, 2000: Executive Vice President and Representative Director of the Company March, 2001: President and Representative Director of the Company June, 2003: Chairman and Director of the Company February, 2004: Vice Chairman and Director of the Company (present position)
Tetsu Kayama	February, 2001: Executive Advisor and Co-COO of the Company June, 2001: COO and Representative Director of the Company June, 2003: Director of the Company (present position)
Akira Nagai	July, 1986: Director of the Company July, 1990: Managing Director of the Company June, 1995: Representative Director of the Company June, 1998: Senior Executive Director of the Company June, 2000: Senior Managing Director of the Company June, 2001: Representative Director and Senior Executive Officer of the Company June, 2003: Director of the Company (present position)
Hisashi Suzuki	July, 1987: Director of the Company July, 1989: Managing Director of the Company June, 1997: Senior Managing Director of the Company June, 1998: Executive Vice President and Representative Director of the Company June, 1999: Executive Vice President and Director of the Company June, 2000: Director of the Company
Kinsuke Miyazaki	July, 1986: Auditor of the Company (present position)
Yoshiyasu Gemma	June, 2000: Auditor of the Company (present position)

Sixth Item: Election of Additional Accounting Auditor

The Company's accounting firm is ChuoAoyama Audit Corporation. To strengthen the audit structure and to integrate the audit structure for the Company and Sammy's consolidated and non-consolidated financial results, the Company decided to add the accounting auditor and the Company requests its election.

The meeting of corporate auditors of the Company accepted this item. The detail of the nominees for it is as follows.

Name of the Audit Corporation: KPMG Azsa&Co.

Address of its Offices

Principal Office: 1-2 Tsukudo-cho, Shinjuku-ku, Tokyo

Other Offices: Sapporo, Sendai, Yamagata, Niigata, Mito, Takasaki, Saitama, Chiba, Yokohama, Shizuoka, Nagano, Kanazawa, Toyama, Nagoya, Mie, Gifu, Osaka, Kyoto, Kobe, Nara, Wakayama, Okayama, Takamatsu, Hiroshima, Yonago, Matsue, Tokuyama, Fukuoka, Shimonoseki, Nagasaki, and Oita.

Equity Capital: 3,140 million yen
Composition of the staff: Certified Public Accountants: 1,718
Assistant CPAs: 680
Other Staff: 737
Total: 3,135
Number of its Clients: Audit Certifications: 3,652 companies
Other operations: 1,302 companies

END